                               SUPPLEMENT TO THE
                           OFFER TO PURCHASE FOR CASH
                                       BY
                             TRIARC COMPANIES, INC.
                                       OF
                   UP TO 5,500,000 SHARES OF ITS COMMON STOCK
   AT A PURCHASE PRICE NOT GREATER THAN $18.25 NOR LESS THAN $16.25 PER SHARE

THE OFFER HAS BEEN EXTENDED. THE OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL NOW EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, APRIL 22,
              1999 UNLESS THE OFFER IS FURTHER EXTENDED.

     Triarc Companies, Inc., a Delaware corporation (the 'Company'), has invited its stockholders to tender shares of its Class A Common Stock, par value $.10 per share (the 'Class A Shares'), and shares of its Class B Common Stock, par value $.10 per share (the 'Class B Shares' and together with the Class A Shares, the 'Shares'), at prices not greater than $18.25 nor less than $16.25 per Share, net to the seller in cash, as specified by such stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 12, 1999 (the 'Offer to Purchase'), this Supplement to the Offer to Purchase (the 'Supplement') and the related Letter of Transmittal (which, as amended from time to time, together constitute the 'Offer').

                              --------------------

     THE OFFER IS CONDITIONED UPON A MINIMUM OF 3,500,000 SHARES BEING VALIDLY TENDERED AND NOT WITHDRAWN (WHICH CONDITION MAY BE WAIVED BY THE COMPANY IN ITS SOLE DISCRETION). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6 OF THE OFFER TO PURCHASE.

                              --------------------

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY OF HIS OR HER SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE OR PRICES. THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER OF THE COMPANY INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.

     The Class A Shares are listed and traded on the New York Stock Exchange (the 'NYSE') under the symbol 'TRY.' On March 9, 1999, the last full day of trading prior to the announcement of the Offer, the closing price per Class A Share on the NYSE Composite Tape was $15 7/8. On April 7, 1999, the last full day of trading prior to the date of this Supplement, the closing price per Class A Share was $17 5/8. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE CLASS A SHARES.

                              --------------------

                      The Dealer Manager for the Offer is:

                        WASSERSTEIN PERELLA & CO., INC.

                              --------------------

                    The date of this Supplement is April 8, 1999.

                   FORWARD-LOOKING STATEMENTS AND PROJECTIONS

     The discussion set forth under 'Forward-Looking Statements and Projections' of the Offer to Purchase is hereby amended and restated in its entirety as follows:

     Certain statements herein that are not historical facts, including most importantly, those statements preceded by, followed by, or that include the words 'may,' 'believes,' 'expects,' 'anticipates,' or the negation thereof, or similar expressions, constitute 'forward-looking statements'. The safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 is not available to statements made in connection with a tender offer. Stockholders should be aware that any such forward-looking statements are subject to risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: competition, including product and pricing pressures; success of operating initiatives; the ability to attract and retain customers; development and operating costs; advertising and promotional efforts; brand awareness; the existence or absence of adverse publicity; market acceptance of new product offerings; new product and concept development by competitors; changing trends in customer tastes; the success of multi-branding; availability, location and terms of sites of restaurant development by franchisees; the ability of franchisees to open new restaurants in accordance with their development commitments; the performance by material customers of their obligations under their purchase agreements; changes in business strategy or development plans; quality of management; availability, terms and development of capital; business abilities and judgment of personnel; availability of qualified personnel; labor and employee benefit costs; availability and cost of raw materials and supplies; the success of the Company in identifying systems and programs that are not Year 2000 compliant; unexpected costs associated with Year 2000 compliance or the business risk associated with Year 2000 non-compliance by customers and/or suppliers; general economic, business and political conditions in the countries and territories in which the Company operates, including the ability to form successful strategic business alliances with local participants; changes in, or failure to comply with, government regulations; regional weather conditions; changes in wholesale propane prices; the costs and other effects of legal and administrative proceedings; the impact of general economic conditions on consumer spending; and other risks and uncertainties referred to herein and the documents incorporated by reference herein. The Company will not undertake and specifically declines any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. In addition, it is the Company's policy generally not to make any specific projections as to future earnings, and the Company does not endorse any projections regarding future performance that may be made by third parties.

                                                                   April 8, 1999

To the Holders of Class A Common Stock
and Class B Common Stock
of Triarc Companies, Inc.:

                                  INTRODUCTION

     The following information amends and supplements the Offer to Purchase dated March 12, 1999 (the 'Offer to Purchase') of Triarc Companies, Inc., a Delaware corporation (the 'Company'), pursuant to which the Company is offering to purchase up to an aggregate of 5,500,000 shares of its Class A Common Stock, par value $.10 per share (the 'Class A Shares') and its Class B Common Stock, par value $.10 per share (the 'Class B Shares' and together with the Class A Shares, the 'Shares'), at prices not greater than $18.25 nor less than $16.25 per Share in cash, as specified by such stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement to the Offer to Purchase (the 'Supplement') and the related Letter of Transmittal (which, as amended from time to time, together constitute the 'Offer').

     This Supplement should be read in conjunction with the Offer to Purchase. This Supplement, among other things, sets forth certain additional information and revises and restates in their entirety the discussions set forth under 'Certain Conditions of the Offer' in Section 6 of the Offer to Purchase, and 'Summary Unaudited Historical Consolidated Financial Information' and 'Summary Unaudited Pro Forma Consolidated Financial Information' (and the related notes) in section 9 of the Offer to Purchase. Except as set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase and the Letter of Transmittal remain applicable in all respects to the Offer. Capitalized terms used but not defined in this Supplement have the meanings assigned to them in the Offer to Purchase.

     THE OFFER IS CONDITIONED UPON A MINIMUM OF 3,500,000 SHARES BEING VALIDLY TENDERED AND NOT WITHDRAWN (WHICH CONDITION MAY BE WAIVED BY THE COMPANY IN ITS SOLE DISCRETION). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6 OF THE OFFER TO PURCHASE.

6. CERTAIN CONDITIONS OF THE OFFER

     The discussion set forth in Section 6 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

     The Offer is conditioned upon a minimum of 3,500,000 Shares being validly tendered and not withdrawn at prices not greater than $18.25 nor less than $16.25 (which condition may be waived by the Company in its sole discretion). In addition, notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, and payment for, Shares tendered (subject to the requirements of the Exchange Act for prompt payment for or return of Shares) if at any time on or after the date on which the Offer has commenced and on or prior to the Expiration Date any of the following shall have occurred (or shall have been determined by the Company in its reasonable judgment to have occurred) in any such case and regardless of the circumstances giving rise thereto, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment (including any action or omission to act by the Company):

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal which (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer; or (ii) in the Company's reasonable judgment, could materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal which, in the Company's reasonable judgment, could directly or indirectly
     (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer;
     (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares; (iii) materially impair the contemplated benefits of the Offer to the Company; or
     (iv) materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the Company's reasonable judgment, could adversely affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of the Company, have a material adverse effect on the Company's business, operations or prospects or the trading in the Shares,
     (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof or
     (vii) any decline in either the Dow Jones Industrial Average (9772.84 at the close of business on March 10, 1999) or the Standard and Poor's Index of 500 Industrial

     Companies (1286.84 at the close of business on March 10, 1999) by an amount in excess of 10% measured from the close of business on March 10, 1999;

          (d) any tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger, acquisition or other business combination proposal for the Company, shall have been proposed, announced or made by any person or entity;

          (e) there shall have occurred any event or events that have resulted, or may in the reasonable judgment of the Company result, in an actual or threatened change that could have a material adverse effect on the business, condition (financial or other), income, operations, stock ownership or prospects of the Company and its subsidiaries, taken as a whole;

          (f)(i) any person, entity or 'group' (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding Shares (other than a person, entity or group which had publicly disclosed such ownership in a
     Schedule 13D or 13G (or an amendment thereto) on file with the Securities and Exchange Commission (the 'Commission') prior to March 9, 1999), (ii) any such person, entity or group which had filed a Schedule 13D or Schedule 13G prior to such date shall have acquired, or proposed to acquire, beneficial ownership of an additional 2% or more of the outstanding Shares (options for and other rights to acquire Shares which are so acquired or proposed to be acquired being deemed for this purpose to be immediately exercisable) or (iii) any person, entity, or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities other than in a transaction authorized by the Board of Directors of the Company;

          (g) the Offer would, if consummated, result in the delisting of the Class A Shares from the NYSE; or

          (h) the Offer would violate, or cause a breach or default under, the terms of any agreement that the Company or any of its subsidiaries is a party to.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition and any such condition may be waived by the Company, in whole or in part, at any time and from time to time up until the Expiration Date of the Offer in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. In certain circumstances, if the Company waives any of the foregoing conditions, it may be required to extend the Expiration Date of the Offer. Any determination by the Company concerning the events described above will be final and binding on all parties.

9. CERTAIN INFORMATION CONCERNING THE COMPANY

     The discussion set forth under 'Recent Developments' in Section 9 of the Offer to Purchase is hereby amended and restated as follows:

RECENT DEVELOPMENTS

     On October 12, 1998, Nelson Peltz, the Chairman and Chief Executive Officer of the Company, and Peter W. May, the President and Chief Operating Officer of the Company, made a proposal to acquire all of the outstanding Shares of the Company that are not owned by them or their affiliates for $18 per Share, payable in cash and securities. A special committee of the Board of Directors of the Company was formed to evaluate Messrs. Peltz and May's proposal. No negotiations were held between Peltz and May and the Special Committee. In preliminary discussions, however, the Chairman of the Special Committee indicated to Messrs. Peltz and May that he believed (based upon a preliminary going private analysis that the Special Committee had received from its investment bankers) that in order for Messrs. Peltz and May to take the Company private, the Special Committee would seek an increase in the $18 per share proposal to a number in the low mid twenties. In addition, several large shareholders of the Company had urged Peltz and May to withdraw their going private proposal and suggested, instead, that the Company should make a Dutch Auction tender offer. Accordingly, Messrs. Peltz and May decided on March 10th to withdraw their going private proposal because they believed that it was not in the best interests of the Company's shareholders to continue the proposal at that time, and that decision was announced by the Company.

     On February 25, 1999, subsidiaries of the Company completed the sale of $300 million principal amount of 10 1/4% senior subordinated notes due 2009, pursuant to Rule 144A under the Securities Act of 1933, as amended, and concurrently entered into a new $535 million senior secured credit facility. In addition, on such date the Company's subsidiary RC/Arby's Corporation delivered a notice of redemption to holders of its $275 million principal amount 9 3/4% senior secured notes due 2000. These notes were redeemed on March 30, 1999.

     On February 26, 1999, Snapple Beverage Corp., a subsidiary of the Company, acquired Millrose Distributors, Inc. ('Millrose') for $17.25 million in cash, subject to adjustment. Prior to the acquisition, Millrose was the largest non-company owned distributor of Snapple'r' products and the second largest distributor of Stewart's'r' products in the United States. Millrose's distribution territory, which includes parts of New Jersey, is contiguous to that of Mr. Natural, Inc., the existing Company-owned New York City and Westchester County distributor. In 1998, Millrose had net sales of $39 million.

     On January 29, 1999, the Company's subsidiary National Propane Corporation ('NPC'), the managing general partner of National Propane Partners, L.P. (the 'Partnership'), announced that it had eliminated the Partnership's quarterly distribution to common unitholders.

     On April 5, 1999, after having considered various strategic alternatives to maximize the value of the Partnership, and after discussions with several third parties regarding a possible sale of the Partnership, NPC signed a definitive purchase agreement with Columbia Propane, L.P. The agreement provides for a two-step transaction. In the first step, Columbia Propane, L.P. will commence a tender offer to acquire (the 'Partnership Sale') all of the outstanding common units of the Partnership for $12.00 in cash per common unit. In step two, subject to the terms and conditions of the purchase agreement, Columbia Propane, L.P. would acquire general partner interests and subordinated units of the Partnership from subsidiaries of the Company in consideration of $2.1 million in cash and the forgiveness of approximately $15.8 million of a $30.7 million note owed by the Company to a subsidiary of the Partnership. As part of the second step, the Partnership would merge into Columbia Propane, L.P., any remaining common unitholders of the Partnership would receive, in cash, $12.00 per common unit and the Company would repay the remainder of such $30.7 million note (approximately $14.9 million). The Partnership Sale is subject to certain conditions and there can be no assurance that it will be completed.

     Since the Offer was made, several alleged stockholders of the Company have instituted two lawsuits challenging the adequacy of the Company's disclosures with respect to the Offer, and seeking, among other things, to enjoin the Offer and to obtain damages on behalf of the Company's stockholders. The Company believes both lawsuits are without merit. For further details, please see Item 8 in Amendment No. 1 to Schedule 13E-4.

     The discussion set forth under 'Summary Unaudited Historical Consolidated Financial Information,' 'Notes to Summary Unaudited Historical Consolidated Financial Information,' 'Summary Unaudited Pro Forma Consolidated Financial Information,' and 'Notes to Summary Unaudited Pro Forma Consolidated Financial Information' in Section 9 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

        SUMMARY UNAUDITED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     Set forth below is certain summary unaudited historical consolidated financial information of the Company and its subsidiaries which, other than the ratio of earnings to fixed charges for the year ended January 3, 1999, was derived from the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended January 3, 1999 (the 'Form 10-K'). The historical ratio of earnings to fixed charges for the year ended January 3, 1999 was derived from an unaudited statement of ratio of earnings to fixed charges prepared by the Company. More comprehensive financial information is included in the Form 10-K and the financial information which follows is qualified in its entirety by reference to the Form 10-K and all of the consolidated financial statements and related notes contained therein, copies of which may be obtained as set forth in Section 17 'Miscellaneous.'

                                                                                                YEAR ENDED
                                                                                       ----------------------------
                                                                                       DECEMBER 28,     JANUARY 3,
                                                                                           1997            1999
                                                                                       ------------    ------------
                                                                                        (IN THOUSANDS, EXCEPT PER
                                                                                          SHARE DATA AND RATIO)
STATEMENT OF OPERATIONS INFORMATION:
    Revenues........................................................................    $  861,321      $  815,036
    Operating profit................................................................        26,962(2)       81,842
    Income (loss) from continuing operations........................................       (20,553)(2)      12,036(3)
    Income before extraordinary items...............................................           165          14,636
    Net income (loss)...............................................................        (3,616)(2)      14,636(3)
    Income (loss) per share:
         Basic:
              Continuing operations.................................................          (.68)            .40
              Discontinued operations...............................................           .69             .08
              Extraordinary items...................................................          (.13)             --
              Net income (loss).....................................................          (.12)            .48
         Diluted:
              Continuing operations.................................................          (.68)            .38
              Discontinued operations...............................................           .69             .08
              Extraordinary items...................................................          (.13)             --
              Net income (loss).....................................................          (.12)            .46
    Weighted average common shares:
         Basic......................................................................        30,132          30,306
         Diluted....................................................................        30,132          31,527
    Ratio of earnings to fixed charges (1)..........................................            --            1.4x
    Deficiency of earnings to cover fixed charges (1)...............................       (23,090)             --

BALANCE SHEET INFORMATION (AT END OF PERIOD):
    Working capital.................................................................       130,086         208,358
    Total assets....................................................................     1,004,873       1,019,892
    Total assets less unamortized costs in excess of net assets of acquired
      companies.....................................................................       725,648         751,456
    Total indebtedness..............................................................       618,612         708,959
    Stockholders' equity............................................................        43,988          10,914(4)
    Book value per share............................................................          1.39             .37
    Common shares outstanding.......................................................        31,597          29,297

NOTES TO SUMMARY UNAUDITED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

(1) For purposes of calculating the ratio of earnings to fixed charges or the deficiency of earnings to cover fixed charges, 'earnings' consists of income
    (loss) from continuing operations before income taxes and minority interests plus fixed charges. 'Fixed charges' consist of (i) interest on all indebtedness, including amortization of deferred financing costs and original issue discount relating to outstanding long-term debt and (ii) the interest portion of rent expense, which is deemed for this purpose to be approximately one-third of rent expense.

(2) Reflects certain significant charges and credits recorded during the year ended December 28, 1997 as follows: $38,890,000 charged to operating profit representing a $31,815,000 charge for acquisition related costs and $7,075,000 of facilities relocation and corporate restructuring; $20,444,000 charged to loss from continuing operations representing the aforementioned $38,890,000 charged to operating profit less $4,955,000 of gain on sale of businesses, net and $13,491,000 of income tax benefit relating to the aggregate of the above net charges; and $4,716,000 charged to net loss representing the aforementioned $20,444,000 charged to loss from continuing operations less $19,509,000 of gain on disposal of discontinued operations and plus a $3,781,000 extraordinary charge from the early extinguishment of debt.

(3) Reflects certain charges and credits recorded during the year ended January 3, 1999 as follows: $1,476,000 charged to income from continuing operations representing a $9,298,000 charge for other than temporary unrealized losses on investments, less $7,215,000 of gain on sale of businesses, net, less $607,000 of income tax benefit relating to the aggregate of the above net charges; and $1,124,000 credited to net income representing the aforementioned $1,476,000 charged to income from continuing operations more than offset by a $2,600,000 gain on disposal of discontinued operations.

(4) Reflects the purchase of 2,672,850 common shares for treasury at an aggregate cost of $54,680,000.

         SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following summary unaudited pro forma consolidated financial information has been prepared by adjusting the Summary Unaudited Historical Consolidated Financial Information included elsewhere herein as of and for the year ended January 3, 1999. The pro forma statement of operations information gives effect to (i) first, the issuance on February 9, 1998 of $360,000,000 aggregate principal amount at maturity of the Company's zero coupon convertible subordinated debentures due 2018 which resulted in proceeds to the Company of $100,163,000 before placement fees and other related fees and expenses aggregating $4,000,000 and the use of a portion of such proceeds to purchase 1,000,000 of the Company's Shares for treasury (collectively, the '1998 Offering,' as described in detail in the Form 10-K), (ii) second, the issuance of $300,000,000 of 10 1/4% senior subordinated notes due 2009 (the 'Notes') and the borrowing of $475,000,000 of term loans under a new credit facility (the 'New Credit Facility') on February 25, 1999 and the use of (a) $287,057,000 to redeem the Company's 9 3/4% senior secured notes due 2000 (the '9 3/4% Senior Notes') and pay the related redemption premium and accrued interest thereon,
(b) $285,836,000 to repay term loans and accrued interest thereon under a previously existing credit facility, (c) $17,250,000 to acquire Millrose Distributors, Inc. ('Millrose') and (d) approximately $28,000,000 to pay related fees and expenses (collectively, the '1999 Refinancings') and (iii) third, the assumed purchase pursuant to the Offer of 5,500,000 Shares at (a) a $16.25 price per share and (b) an $18.25 price per share and payment in each case of estimated related fees and expenses of $1,000,000. The pro forma balance sheet information gives effect to (i) first, the 1999 Refinancings and (ii) second, the Offer. The adjustments to the pro forma statement of operations information were determined as if such transactions occurred on December 29, 1997. The adjustments to the pro forma balance sheet information were determined as if such transactions occurred on January 3, 1999. Such pro forma adjustments are described in the accompanying Notes to Summary Unaudited Pro Forma Consolidated Financial Information which should be read in conjunction with this pro forma information.

     The summary unaudited pro forma consolidated financial information should be read in conjunction with the Summary Unaudited Historical Consolidated Financial Information included elsewhere herein and the Company's consolidated financial statements and notes thereto in the Form 10-K. The unaudited pro forma consolidated financial information does not purport to be indicative of the actual consolidated financial position or results of operations of the Company had such transactions, as applicable, actually been consummated on January 3, 1999 or December 29, 1997 or of the future consolidated financial position or results of operations of the Company.

     The Offer is subject to certain conditions and there can be no assurance the Offer will be consummated.

                                                                        YEAR ENDED JANUARY 3, 1999
                                                        ----------------------------------------------------------
                                                                                          PRO FORMA FOR THE 1998
                                                                         PRO FORMA          OFFERING, THE 1999
                                                                        FOR THE 1998           REFINANCINGS
                                                         PRO FORMA      OFFERING AND           AND THE OFFER
                                                        FOR THE 1998      THE 1999       -------------------------
                                                          OFFERING      REFINANCINGS     AT $16.25      AT $18.25
                                                        ------------    ------------     ----------     ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIO)

STATEMENT OF OPERATIONS INFORMATION:
     Revenues........................................     $815,036       $  827,589      $  827,589     $  827,589
     Operating profit................................       81,842           82,805          82,805         82,805
     Income from continuing operations...............       11,472              255             255            255
     Income before extraordinary items...............       14,072            2,855           2,855          2,855
     Net income......................................       14,072            2,855           2,855          2,855
     Income per share:
          Basic:
            Continuing operations....................          .38              .01             .01            .01
            Discontinued operations..................          .09              .09             .11            .11
            Extraordinary items......................           --               --              --             --
            Net income...............................          .47              .10             .12            .12
          Diluted:
            Continuing operations....................          .37              .01             .01            .01
            Discontinued operations..................          .08              .08             .10            .10
            Extraordinary items......................           --               --              --             --
            Net income...............................          .45              .09             .11            .11
     Weighted average common shares:
          Basic......................................       30,193           30,193          24,693         24,693
          Diluted....................................       31,414           31,414          25,914         25,914
     Ratio of earnings to fixed charges..............          1.4x             1.1x            1.1x           1.1x

                                                                                    JANUARY 3, 1999
                                                                       ------------------------------------------
                                                                                         PRO FORMA FOR THE 1999
                                                                                              REFINANCINGS
                                                                        PRO FORMA             AND THE OFFER
                                                                       FOR THE 1999     -------------------------
                                                                       REFINANCINGS     AT $16.25      AT $18.25
                                                                       ------------     ----------     ----------

BALANCE SHEET INFORMATION:
     Working capital................................................    $   372,867     $  282,492     $  271,492
     Total assets...................................................      1,201,875      1,111,500      1,100,500
     Total assets less unamortized costs in excess of net assets of
       acquired companies...........................................        921,588        831,213        820,213
     Total indebtedness.............................................        924,626        924,626        924,626
     Stockholders' deficit..........................................         (2,281)       (92,656)      (103,656)
     Book value (deficit) per share.................................           (.08)         (3.89)         (4.36)
     Common shares outstanding......................................         29,297         23,797         23,797

                      NOTES TO SUMMARY UNAUDITED PRO FORMA
                       CONSOLIDATED FINANCIAL INFORMATION

     The pro forma adjustments made to adjust historical consolidated statement of operations information for (i) the 1998 Offering are described in detail in the 'Unaudited Pro Forma Condensed Consolidated Financial Statements' section of the Company's Amendment No. 1 to a Registration Statement on Form S-3 as filed with the Securities and Exchange Commission ('SEC') on May 22, 1998 and (ii) the 1999 Refinancings and the Offer are described in the notes below.

THE 1999 REFINANCINGS

     The pro forma adjustments made to adjust historical statement of operations information for the year ended January 3, 1999 for the effect of the 1999 Refinancings were (in thousands):

(1) To reflect the results of operations of Millrose net of the elimination of sales and cost of sales between the Company and Millrose as follows:

Revenues, net of intercompany sales elimination of $26,012...................................   $12,553
Operating profit.............................................................................       806
Net income...................................................................................       727

(2) To increase operating profit by $939 to reflect the estimated effect of (i) the terminations of two employees of Millrose and (ii) the reductions in salaries of three employees of Millrose (should such employees choose to remain with the Company after the acquisition of Millrose). Such terminations and reductions are in accordance with a signed agreement between such employees and the Company.

(3) To reduce operating profit for amortization, on a preliminary basis, related to the Millrose Acquisition as follows:

To record amortization of costs in excess of net assets of acquired companies of $11,851
  resulting from the acquisition of Millrose over an estimated useful life of 15 years..........   $(790)
To reverse reported amortization of intangibles prior to the acquisition of Millrose............       8
                                                                                                   -----
                                                                                                   $(782)
                                                                                                   -----
                                                                                                   -----

(4) To adjust income from continuing operations before taxes for the effect of the 1999 Refinancings on interest expense as follows:

To record interest expense on the Notes at 10 1/4%..........................................   $(30,750)
To record interest expense at a weighted average interest rate of 8.6% on the term loan
  borrowings initially at $475,000 under the New Credit Facility (the 'Term Loans').........    (40,563)
To record amortization under the interest rate method on the estimated $28,000 of deferred
  financing costs associated with the Notes and the New Credit Facility.....................     (3,691)
To reverse reported interest expense on the 9 3/4% Senior Notes and the term loans under the
  previous credit agreement.................................................................     52,884
To reverse reported amortization of deferred financing costs associated with the 9 3/4%
  Senior Notes and the previous credit agreement............................................      4,490
                                                                                               --------
                                                                                               $(17,630)
                                                                                               --------
                                                                                               --------

  If the assumed weighted average interest rate on the term loan borrowings under the New Credit Facility changed by .25%, the pro forma interest expense would change by $1,181.

                      NOTES TO SUMMARY UNAUDITED PRO FORMA
               CONSOLIDATED FINANCIAL INFORMATION -- (CONTINUED)

(5) To adjust income from continuing operations for the income tax effect of the above pro forma adjustments (1) through (4) relating to the 1999
    Refinancings:

To reflect the income tax benefit related to the interest expense on the Notes and Term
  Loans at the weighted average incremental Federal and state income tax rate of 37.1%,
  based on the expected allocation of such new debt by entity...............................   $ 27,826
To reverse the income tax benefit related to the reported interest expense for the weighted average incremental Federal and state income tax rate of 37.6% based on the entities to
  which such interest related...............................................................    (21,575)
To reflect an income tax provision on Millrose's pretax income at Millrose's incremental
  Federal and state incremental income tax rate of 40.9% and reverse an existing income tax benefit of $69. Such provision is not reflected in Millrose's 1998 reported results of
  operations due to its then Subchapter S status............................................       (445)
To reflect the income tax provision on the net increase in pretax income for the increase in pretax income from pro forma adjustment (2) less the decrease in pretax income from the effect of the intercompany eliminations in pro forma adjustment (1), both at Millrose's
  incremental Federal and state income tax rate of 40.9%....................................       (277)
                                                                                               --------
                                                                                               $  5,529
                                                                                               --------
                                                                                               --------

     The pro forma adjustments made to adjust historical balance sheet information as of January 3, 1999 for the effect of the 1999 Refinancings were (in thousands):

(1) To reflect aggregate net proceeds of $747,000 from the issuance of the Notes ($300,000 including $20,000 to affiliates of the Company) and borrowings of the term loans under the New Credit Facility ($475,000 including current portion of $6,550), less the payment of estimated deferred financing costs ($28,000).

(2) To reflect aggregate debt repayments and related accrued interest of $573,024 consisting of (i) the repayment of amounts due under the previous credit agreement consisting of principal of $284,333 (including current portion of $4,912) and accrued interest of $2,231 and (ii) the early extinguishment of the 9 3/4% Senior Notes consisting of principal of $275,000 and accrued interest of $11,460.

(3) To reflect the acquisition of Millrose for a purchase price of $17,250 allocated in accordance with the purchase method of accounting, on a preliminary basis, as follows:

Working capital..............................................................................   $ 3,886
Total assets.................................................................................    17,882
Total assets less unamortized costs in excess of net assets of acquired companies............     6,031

(4) To reflect (i) the payment of the $7,662 redemption premium on the 9 3/4% Senior Notes, (ii) the write-off of $12,238 of previously unamortized deferred financing costs relating to the refinanced debt, (iii) the write-off of $159 of previously unamortized interest rate cap agreement costs and (iv) the related income tax benefit of $7,358.

(5) To reflect the elimination of balances between the Company's receivables and Millrose's accounts payable of $72.

(6) To reflect an adjustment of $494 to reduce inventories for the profit in inventories from sales by the Company to Millrose.

                      NOTES TO SUMMARY UNAUDITED PRO FORMA
               CONSOLIDATED FINANCIAL INFORMATION -- (CONTINUED)

THE OFFER

     The pro forma effect of the Offer on the historical statement of operations information was limited to adjusting the historical basic and diluted income per share to reflect the reduction in the weighted average number of basic and diluted shares for the 5,500,000 Shares assumed to be repurchased pursuant to the Offer. No pro forma adjustment to interest expense or income is required since the cash required to consummate the Offer is available from the excess proceeds from the 1999 Refinancings for which no interest income had been assumed in the pro forma adjustments for the 1999 Refinancings.

     The pro forma effect of the Offer on the historical balance sheet information was to adjust cash and stockholders' deficit for the aggregate costs to repurchase the maximum 5,500,000 Shares pursuant to the Offer ($90,375,000 based on the minimum per share price of $16.25 and $101,375,000 based on the maximum per share price of $18.25), each including an estimated $1,000,000 of related fees and expenses. The Offer is subject to a minimum purchase of 3,500,000 shares, subject to waiver by the Company in its sole discretion. The book value (deficit) per share for both periods was adjusted for the 5,500,000 Shares assumed to be repurchased pursuant to the Offer.

     For purposes of calculating the pro forma ratio of earnings to fixed charges, 'earnings' consists of pro forma income from continuing operations before income taxes plus fixed charges. 'Fixed charges' consist of (i) pro forma interest on all indebtedness, including amortization of deferred financing costs and original issue discount relating to pro forma long-term debt and (ii) the interest portion of rent expense, which is deemed for this purpose to be approximately one-third of rent expense.

17. MISCELLANEOUS

     The discussion set forth in the first paragraph of Section 17 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

             The Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1999 has been filed with the Commission. The Company's Current Reports on Form 8-K filed on February 3, 1999, February 4, 1999, February 26, 1999, March 11, 1999, and
        April 1, 1999 have also been filed with the Commission. Copies of such documents may be obtained from Triarc Companies, Inc.; 280 Park Avenue, New York, New York 10017, Attention: Investor Relations; Telephone: (212) 451-3000, or from the Company's web site at http://www.triarc.com.

     The Offer is not being made to, nor will the Company accept tenders from or on behalf of, holders of Shares in any state of the United States or any foreign jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state or foreign jurisdiction. The Company is not aware of any state or foreign jurisdiction the laws of which would prohibit the Offer or such acceptance. If the Company becomes aware of any jurisdiction where the making of the Offer or the tender of Shares is not in compliance with any applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those states or foreign jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by Wasserstein Perella & Co., Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                                          TRIARC COMPANIES, INC.

April 8, 1999

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for the Shares and any other required documents should be sent to or delivered by each stockholder or such stockholder's brokers, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below.

                          The Depositary for the Offer is:

                            HARRIS TRUST AND SAVINGS BANK

               By Mail                          Facsimile Transmission              By Hand or Overnight Delivery
    Harris Trust and Savings Bank                   (212) 701-7636                  Harris Trust and Savings Bank
 c/o Harris Trust Company of New York                                            c/o Harris Trust Company of New York
         Wall Street Station                 Confirm Receipt of Facsimile                   Receive Window
            P.O. Box 1010                            by Telephone                         Wall Street Plaza
    New York, New York 10268-1010                   (212) 701-7624                    88 Pine Street, 19th Floor
                                                                                       New York, New York 10005

     Please contact the Information Agent at the telephone numbers and address below with any questions or requests for assistance or additional copies of the Offer to Purchase, the Supplement, the Letter of Transmittal and Notice of Guaranteed Delivery.

                       The Information Agent for the Offer is:

                            Georgeson & Company Inc.

                               Wall Street Plaza
                            New York, New York 10005
                         (212) 440-9800 (Call Collect)
                                       or
                         CALL TOLL-FREE (800) 223-2064



                        The Dealer Manager for the Offer is:

                        WASSERSTEIN PERELLA & CO., INC.
                              31 West 52nd Street
                            New York, New York 10019
                                 (212) 969-2700